BYLAWS

OF

DEMAND DERIVATIVES CORP.

a Delaware corporation

TABLE OF CONTENTS

BYLAWS OF DEMAND DERIVATIVES CORP.

ARTICLE 1.
OFFICES

Section 1.1 **Registered Office**. The registered office of the corporation shall be in the City of Wilmington, County of New Castle, State of Delaware, or such other place as the board of directors may designate.

Section 1.2 **Additional Offices**. The corporation may also have offices at such other places both within and without the State of Delaware as the board of directors may from time to time determine or the business of the corporation may require.

ARTICLE 2.
MEETINGS OF STOCKHOLDERS

Section 2.1 **Place of Meeting**. Meetings of the stockholders of the corporation may be held at such place, either within or without the State of Delaware, as may be determined from time to time by the board of directors.

Section 2.2 **Annual Meetings**. Annual meetings of stockholders shall be held each year at such time and place as determined by the board of directors of the corporation and stated in the notice of the meeting, at which meeting the stockholders shall elect a board of directors and transact such other business as may properly be brought before the meeting.

Section 2.3 **List of Stockholders**. The officer who has charge of the stock ledger of the corporation shall prepare and make, at least ten (10) days before every meeting of stockholders, a complete list of the stockholders entitled to vote at the meeting, arranged in alphabetical order, and showing the address of each stockholder and the number of shares registered in the name of each stockholder. Such list shall be open to the examination of any stockholder, for any purpose germane to the meeting, during ordinary business hours, for a period of at least ten (10) days prior to the meeting, at the corporation's principal place of business. The list shall also be produced and kept at the time and place of the meeting during the whole time thereof, and may be inspected by any stockholder who is present.

Section 2.4 **Special Meetings**. Special meetings of the stockholders, for any purpose or purposes, unless otherwise prescribed by the law of the State of Delaware or by the certificate of incorporation, may be called by the chairman of the board of directors, or, in the absence of the chairman, by the CEO or the secretary at the request in writing of a majority of the board of directors or at the request in writing of stockholders owning a majority of the shares of the issued and outstanding capital stock of the corporation (on an as-converted to common stock basis) then entitled to vote at the requested meeting of the stockholders. Such request shall state the purpose or purposes of the proposed meeting.

Section 2.5   Notice of Meetings. Unless otherwise required by law, written notice of an annual or special meeting stating the place, date and hour of the meeting and, in the case of special meetings, the purpose or purposes for which the meeting is called, shall be given to each stockholder entitled to vote at such meeting not less than ten (10) nor more than sixty (60) days before the date of the meeting.

Section 2.6   Business at Special Meetings. Business transacted at any special meeting of stockholders shall be limited to the purposes stated in the notice or in the waiver of such notice pursuant to Section 4.4 hereof.

Section 2.7   Quorum. The holders of one vote more than fifty percent (i.e., 50% plus one share) of the stock issued and outstanding and entitled to vote thereat, present in person or represented by proxy, shall constitute a quorum at all meetings of the stockholders for the transaction of business except as otherwise provided by the law of the State of Delaware or by the certificate of incorporation. The stockholders present at a duly called or convened meeting at which a quorum is present may continue to transact business until adjournment, notwithstanding the withdrawal of enough stockholders to leave less than a quorum.

Section 2.8   Adjournment. At any meeting of stockholders, whether annual or special, or any adjournment thereof, including any such meeting at which a quorum is not present or represented, the chairman of the meeting shall have power to adjourn the meeting from time to time, without notice other than announcement at the meeting. At such adjourned meeting at which a quorum shall be present or represented any business may be transacted which might have been transacted at the meeting as originally notified. If the adjournment is for more than thirty (30) days, or if after the adjournment a new record date is fixed for the adjourned meeting, a notice of the adjourned meeting shall be given to each stockholder of record entitled to vote at the meeting.

Section 2.9   Voting. When a quorum is present at any meeting, the vote of the holders of shares of stock having a majority of the voting power present in person or represented by proxy at such meeting shall decide any question, other than the election of directors, brought before such meeting, except to the extent a different vote is required by express provision of the law of the State of Delaware or of the certificate of incorporation. All elections of directors by the stockholders of the corporation shall be by plurality vote, except to the extent a different vote is required by express provision of the law of the State of Delaware or the certificate of incorporation.

Section 2.10   Proxies. Unless otherwise provided in the certificate of incorporation, each stockholder shall at every meeting of the stockholders be entitled to one vote in person or by proxy for each share of the capital stock having voting power held by such stockholder, but no proxy shall be voted or acted upon after three (3) years from its date, unless the proxy provides for a longer period.

Section 2.11   Organization. At each meeting of stockholders, the chairman of the board of directors or, in the absence of the chairman, the CEO, or if there is no CEO or if there be one and the CEO is absent, a vice president, and in case more than one vice president shall be present, that vice president designated by the board of directors (or in the absence of any such designation, the most senior vice president, based on age, present), shall act as chairman of the meeting. The secretary, or in his or her absence, one of the assistant secretaries, shall act as secretary of the meeting. In case none of the officers above designated to act as chairman or secretary of the meeting, respectively, shall be present, a chairman or a secretary of the meeting, as the case may be, shall be chosen by a majority of the votes cast at such meeting by the holders of shares of capital stock present in person or represented by proxy and entitled to vote at the meeting.

Section 2.12   Order of Business. The board of directors shall be entitled to make such rules or regulations for the conduct of meetings of stockholders as it shall deem necessary, appropriate or convenient. Subject to such rules and regulations of the board of directors, if any, the chairman of the meeting shall have the right and authority to prescribe such rules, regulations and procedures and to do all such acts as, in the judgment of such chairman, are necessary, appropriate or convenient for the proper conduct of the meeting, including, without limitation, establishing an agenda or order of business for the meeting, but the order of business to be followed at any meeting at which a quorum is present may be changed by a majority of the votes cast at such meeting by the holders of shares of capital stock present in person or represented by proxy and entitled to vote at the meeting.

Section 2.13   Stockholder Action by Consent.

(a)   Unless otherwise provided in the certificate of incorporation, any action required or permitted to be taken at any annual or special meeting of stockholders of the corporation may be taken without a meeting, without prior notice and without a vote, if a consent or consents in writing, setting forth the action so taken, shall be signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted and shall be delivered to the corporation by delivery to its registered office in the State of Delaware, its principal place of business or an officer or agent of the corporation having custody of the book in which proceedings of meetings of stockholders are recorded. Delivery made to the corporation's registered office shall be by hand or by certified or registered mail, return receipt requested.

(b)   Every written consent shall bear the date of signature of each stockholder who signs the consent and no written consent shall be effective to take the corporate action referred to therein unless, within sixty (60) days of the earliest dated consent delivered to the corporation in the manner required by paragraph (a) of this Section 2.12, written consents signed by a sufficient number of holders to take action are delivered to the corporation in the manner provided in said paragraph (a).

(c)   Prompt notice of the taking of the corporate action without a meeting by less than unanimous written consent shall be given to those stockholders (i) who have not consented in writing and (ii) who if the action had been taken at a meeting, would have been entitled to notice of the meeting if the record date for such meeting had been the date that written consents signed by a sufficient number of holders or members to take the action were delivered to the corporation in the manner required by Section 2.12(a). Failure to provide such notice will not impair or invalidate any corporate action taken by written consent in accordance with this Section 2.12.

(d)   An electronic mail, facsimile or other electronic transmission consenting to an action to be taken and transmitted by a stockholder or proxyholder shall be deemed to be written, signed and dated for the purposes of this Section 2.12, provided that any such electronic mail, facsimile or other electronic transmission sets forth or is delivered with information from which the corporation can determine (i) that the electronic mail, facsimile or other electronic transmission was transmitted by the stockholder or proxyholder or by a person or persons authorized to act for the stockholder and (ii) the date on which such stockholder or proxyholder or authorized person or persons transmitted such electronic mail, facsimile or electronic transmission. The date on which such electronic mail, facsimile or electronic transmission is transmitted shall be deemed to be the date on which such consent was signed. No consent given by electronic mail, facsimile or other electronic transmission shall be deemed to have been delivered until such consent is reproduced in paper form and until such paper form shall be delivered to the corporation by delivery to its registered office in the state of Delaware, its principal place of business or an officer or agent of the corporation having custody of the book in which proceedings of meetings of stockholders are recorded. Delivery made to a corporation's registered office shall be made by hand or by certified or registered mail, return receipt requested. Notwithstanding the foregoing limitations on delivery, consents given by electronic mail, facsimile or other electronic transmission may be otherwise delivered to the principal place of business of the corporation or to an officer or agent of the corporation having custody of the book in which proceedings of meetings of stockholders are recorded if, to the extent and in the manner provided by resolution of the board of directors of the corporation. Any copy, facsimile or other reliable reproduction of a consent in writing may be substituted or used in lieu of the original writing for any and all purposes for which the original writing could be used, provided that such copy, facsimile or other reproduction is a complete reproduction of the entire original writing.

ARTICLE 3.
DIRECTORS

Section 3.1   Number and Term. The number of directors which shall constitute the board of directors shall be fixed by resolution of the board of directors from time to time. Directors shall be elected at the annual meeting of the stockholders, except as provided in Section 3.2 of this Article, and each elected director shall hold office until such director's successor is elected and qualified or until the earlier of the director's death, resignation or removal. Directors need not be stockholders.

Section 3.2   Vacancies; Removal. Subject to the provisions of the certificate of incorporation, vacancies resulting from death, resignation, disqualification, removal or other causes and newly created directorships resulting from any increase in the authorized number of directors may be filled by the affirmative vote of a majority of the directors then in office, though less than a quorum, or by a sole remaining director, and the directors so chosen shall hold office until the next annual meeting of stockholders and until their successors are duly elected and qualified, unless sooner removed; provided, however, that whenever the holders of any class or classes of stock or series thereof are entitled to elect one or more directors by the provisions of the certificate of incorporation, vacancies and newly created directorships of such class or classes or series shall, unless the board of directors determines by resolution that any such vacancies or newly created directorships shall be filled by stockholders, be filled by a majority of the directors elected by such class or classes or series thereof then in office, or by a sole remaining director so elected. If there are no directors in office, then an election of directors may be held in the manner provided by the law of the State of Delaware. Subject to the provisions of the certificate of incorporation, any director of the corporation may be removed from office at any time with or without cause, by the holders of a majority of shares of the corporation then entitled to vote at an election of directors.

Section 3.3   Resignation. Any director may resign at any time by delivering his or her notice in writing or by electronic transmission to the secretary of the corporation, such resignation to specify whether it will be effective at a particular time, upon receipt by the secretary or at the pleasure of the board of directors. If no such specification is made, it shall be deemed effective at the pleasure of the board of directors. When one or more directors shall resign from the board of directors, effective at a future date, a majority of the directors then in office, including those who have so resigned, shall have power to fill such vacancy or vacancies, the vote thereon to take effect when such resignation or resignations shall become effective, and each director so chosen shall hold office for the unexpired portion of the term of the director whose place shall be vacated and until his successor shall have been duly elected and qualified.

Section 3.4   Powers. The business and operations of the corporation shall be managed by or under the direction of its board of directors which may exercise all such powers of the corporation and do all such lawful acts and things as are not by the law of the State of Delaware or by the certificate of incorporation or by these bylaws directed or required to be exercised or done by the stockholders or any stockholder. The board of directors may adopt such rules and regulations, not inconsistent with the law of the State of Delaware, the certificate of incorporation or these bylaws, or as it may deem proper for the conduct of its meetings and the management of the corporation.

Section 3.5   Place of Meetings. The board of directors of the corporation may hold meetings, both regular and special, either within or without the State of Delaware.

Section 3.6   Annual Meetings. The first meeting of each newly elected board of directors shall be held at the same place as the annual meeting of the stockholders immediately following the adjournment thereof, and no notice of such meeting shall be necessary to the newly elected directors in order legally to constitute the meeting, provided a quorum shall be present. In the event of the failure of the board of directors to hold such meeting at the same place as the annual meeting of the stockholders immediately following the adjournment thereof, the meeting may be held at such time and place as shall be specified in a notice given as hereinafter provided for special meetings of the board of directors, or as shall be specified in a written waiver signed by all of the directors.

Section 3.7 __Regular Meetings__. Regular meetings of the board of directors may be held without further notice at such time and at such place as shall from time to time be determined by the board and publicized among the directors in the manner provided in Section 4.2 of these bylaws.

Section 3.8 __Special Meetings__. Special meetings of the board may be called by the chairman of the board of directors, or in the absence of the chairman, by the CEO, the secretary, or two (2) or more directors on twenty-four (24) hours notice to each director, delivered in the manner provided in Section 4.2 of these bylaws.

Section 3.9 __Organization__. At each meeting of the board of directors, the chairman of the board of directors, or in the absence of the chairman, the CEO, or in the absence of the CEO, a chairman chosen by a majority of the directors present, shall preside. Unless otherwise determined by the board of directors, the secretary shall act as secretary at each meeting of the board of directors. In case the secretary shall be absent from any meeting of the board of directors, an assistant secretary shall perform the duties of secretary at such meeting, and in the absence from any such meeting of the secretary and all assistant secretaries, the person presiding at the meeting may appoint any person to act as secretary of the meeting.

Section 3.10 __Quorum; Voting; Meetings by Electronic Communication__. At all meetings of the board, a majority of the directors then constituting the total number of the board shall constitute a quorum for the transaction of business and the act of a majority of the directors present at any meeting at which there is a quorum shall be the act of the board of directors, except as may be otherwise specifically provided by the law of the State of Delaware or by the certificate of incorporation. If a quorum shall not be present at any meeting of the board of directors, the directors present thereat may adjourn the meeting from time to time, without notice other than announcement at the meeting, until a quorum shall be present. Any director may participate in any meeting of the board of directors or a committee of the board of directors by means of conference telephone or other communications equipment by means of which all persons participating in such meeting can hear each other, and participation in a meeting by such means shall constitute presence in person at such meeting.

Section 3.11 __Board Action by Consent__. Unless otherwise restricted by the certificate of incorporation or these bylaws, any action required or permitted to be taken at any meeting of the board of directors or of any committee thereof may be taken without a meeting, if all members of the board or committee, as the case may be, consent thereto in writing, or by electronic transmission, and the writing(s) and the electronic transmission(s) are filed with the minutes of proceedings of the board or committee.

Section 3.12 __Committees__. The board of directors may, by resolution passed by a majority of the whole board, designate one or more committees, each committee to consist of one or more of the directors of the corporation. The board may designate one or more directors as alternate members of any committee, who may replace any absent or disqualified member at any meeting of the committee. Any such committee, to the extent provided in the resolution of the board of directors, shall have and may exercise the powers and authority of the board of directors in the management of the business and operations of the corporation, and may authorize the seal of the corporation to be affixed to all papers which may require it, but no such committee shall have the power or authority in reference to amending the certificate of incorporation (except that a committee may, to the extent authorized in any resolution or resolutions providing for the issuance of shares of stock adopted by the board of directors as provided in Section 151(a) of the General Corporation Law of the State of Delaware, or any successor provision thereto and only to the extent consistent with the certificate of incorporation and these bylaws, fix the designation and any of the preferences or rights of such shares relating to dividends, redemption, dissolution, any distribution of assets of the corporation or the conversion into, or the exchange of such shares for, shares of any other class or classes or any other series of the same or any other class or classes of stock of the corporation or fix the number of shares of any series of stock or authorize the increase or decrease of the shares of any series), adopting an agreement of merger or consolidation, recommending to the stockholders the sale, lease or exchange of all or substantially all of the corporation's property and assets, recommending to the stockholders a dissolution of the corporation or a revocation of a dissolution, or amending the bylaws of the corporation; and, unless the resolution or the certificate of incorporation expressly so provides and then only to the extent consistent with the certificate of incorporation and these bylaws, no such committee shall have the power or authority to declare a dividend or to authorize the issuance of stock, or to adopt a certificate of ownership and merger pursuant to Section 253 of the General corporation Law of the State of Delaware, or any successor provision thereto. Such committee or committees shall have such name or names as may be determined from time to time by resolution adopted by the board of directors and shall keep regular minutes of its meetings and report the same to the board of directors when required. The board of directors, subject to any requirements of any outstanding series of preferred stock, may at any time increase or decrease the number of members of a committee or terminate the existence of a committee. The membership of a committee member shall terminate on the date of his or her death or voluntary resignation from the committee or from the board of directors. The board of directors may at any time for any reason remove any individual committee member and the board of directors may fill any committee vacancy created by death, resignation, removal or increase in the number of members of the committee.

       Section 3.13 **Compensation**.   Unless otherwise restricted by the certificate of incorporation, the board of directors shall have the authority to fix the compensation of directors. The directors may be paid their expenses, if any, of attendance at each meeting of the board of directors and may be paid a fixed sum for attendance at each meeting of the board of directors or a stated salary as director, together with reimbursement for the reasonable out-of-pocket expenses, if any, incurred by such director in connection with the performance of his or her duties. Each director who shall serve as a member of any committee of directors in consideration of serving as such shall be entitled to such additional amount per annum or such fees for attendance at committee meetings, or both, as the board of directors may from time to time determine, together with reimbursement for the reasonable out-of-pocket expenses, if any, incurred by such director in the performance of his or her duties. No such payment shall preclude any director from serving the corporation in any other capacity and receiving compensation therefor. Members of special or standing committees may be allowed like compensation for attending committee meetings.

Section 3.14 **Conflict of Interest**.

(a)   No contract or other transaction between the corporation and one or more of its directors or officers, or between the corporation and any other corporation, partnership, association or other organization in which one or more of the corporation's directors or officers are directors or officers or have a financial interest, shall be void or voidable solely for such reason, or solely because such director or directors or officer or officers are present at or participates in the meeting of the board of directors or a committee thereof which authorizes or approves the contract or transaction, or solely because such director's or directors' votes are counted for such purpose, if (i) the material facts as to such director's or directors' relationships or interests and as to the contract or transaction are disclosed or are known to the board of directors or the committee, and the board or committee in good faith authorizes the contract or transaction by the affirmative votes of a majority of the disinterested directors, even though the disinterested directors be less than a quorum; or (ii) the material facts as to such director's or directors' relationships or interests as to the contract or transaction are disclosed or are known to the stockholders entitled to vote thereon, and the contract or transaction is specifically approved in good faith by vote of the stockholders; or (iii) the contract or transaction is fair as to the corporation as of the time it is authorized, approved or ratified, by the board of directors, a committee thereof, or the stockholders.

(b)   Common or interested directors may be counted in determining the presence of a quorum at a meeting of the board of directors or of a committee which authorizes the contract or transaction.

ARTICLE 4.
NOTICES

Section 4.1 **Notice to Stockholders**. Whenever, under the provisions of the law of the State of Delaware or of the certificate of incorporation or of these bylaws, notice is required to be given to any stockholder, it shall not be construed to mean personal notice only, but such notice may be given in writing, by first class mail addressed to such stockholder at such stockholder's address as it appears on the records of the corporation, with postage thereon prepaid, and such notice shall be deemed to be given at the time when the same shall be deposited in the United States mail.

Section 4.2 **Notice to Directors**. Whenever, under the provisions of the law of the State of Delaware or of the certificate of incorporation or of these bylaws, notice is required to be given to any director, it shall be delivered by the chairman, the CEO or the secretary to such director within the time provided in Article 3 of these bylaws. Such notice either: (i) may be in writing (A) delivered personally, (B) delivered by first class mail to a director at such director's address as it appears in the records of the corporation, or (C) delivered by electronic mail or other means of electronic transmission; or (ii) may be given orally either in person or by telephone. If mailed, such notice shall be deemed to be delivered three (3) days after being deposited in the United States mail, so addressed, with postage thereon prepaid. If by electronic mail or other electronic means of transmission, such notice shall be deemed delivered upon completion of transmittal from the sender thereof, provided that it shall have been directed to such a place as is reasonably calculated to cause actual receipt of such notice by such director. Neither the business to be transacted at, nor the purpose of, any regular or special meeting of the board of directors, need be specified in any notice of such meeting.

Section 4.3   **Form of Notice**. It shall not be necessary that the same method of giving notice be employed in respect of all recipients of notice, but one permissible method may be employed in respect of any one or more, and any other permissible method or methods may be employed in respect of any other or others.

Section 4.4   **Waiver of Notice**. Whenever any notice is required to be given under the provisions of the law of the State of Delaware or of the certificate of incorporation or of these bylaws to a stockholder or director, a waiver thereof in writing (which may be made by electronic transmission) by such person, signed or, in the case of an electronic transmission, transmitted by the person or persons entitled to said notice, whether before or after the time stated therein, shall be deemed equivalent thereto. Attendance by a person at a meeting shall constitute a waiver of notice of such meeting except when the person attends a meeting for the express purpose of objecting, at the beginning of the meeting, to the transaction of any business on the ground that the meeting has not been lawfully called or convened. Neither the business to be transacted at, nor the purpose of, any regular or special meeting of the stockholders, directors, or members of a committee of directors need be specified in any written waiver of notice unless so required by the certificate of incorporation.

ARTICLE 5.
OFFICERS

Section 5.1   **Officers**. The officers of the corporation shall be chosen by the board of directors. The board of directors may choose a chairman of the board of directors, a CEO, a president, one (1) or more senior vice presidents, a chief financial officer and a secretary (collectively, the "Senior Officers") and one (1) or more vice presidents, assistant secretaries, treasurers, assistant treasurers and such other officers or agents as the board of directors may deem desirable or appropriate, and may give any of them such further designations or alternate titles as it considers desirable. In addition, the board of directors at any time and from time to time may authorize any officer of the corporation to appoint one (1) or more officers of the kind described in the immediately preceding sentence (other than any Senior Officers). Any number of offices may be held by the same person unless the certificate of incorporation otherwise provides. Officers and agents appointed by the board of directors shall hold their offices for such terms and shall exercise such powers and perform such duties as shall be determined from time to time by the board of directors. The salaries and other compensation of all officers and agents of the corporation shall be fixed by the board of directors.

Section 5.2   **Term of Office; Removal; Vacancies**. The officers of the corporation shall serve at the pleasure of the board of directors and shall hold office until their successors are duly elected and qualified or until their earlier resignation or removal. Any officer elected or appointed by the board of directors may be removed at any time with or without cause by the affirmative vote of a majority of the board of directors. Any vacancy occurring in any office of the corporation shall be filled by the board of directors.

Section 5.3   **Duties of Officers**. The following officers of the corporation, if and when elected by the board of directors of the corporation, shall have the following duties (except to the extent otherwise determined by the board of directors):

(a)   **Chairman**. The chairman of the board of directors, if one shall have been appointed, shall preside at all meetings of the board of directors and shall exercise such powers and perform such other duties as shall be determined from time to time by the board of directors.

(b)   **CEO**. The CEO shall be the chief executive officer of the corporation. The CEO shall, subject to the direction of the board of directors, have general and active management, supervision and control of the business and all operations of the corporation and, in the absence of the chairman, shall preside at all meetings of the stockholders and the board of directors. The CEO shall carry into effect, or shall cause to be carried into effect, all orders and resolutions of the board of directors. The CEO may execute certificates for shares of the corporation and bonds, mortgages, deeds, contracts or other instruments on behalf of the corporation except where required or permitted by law to be otherwise signed and executed and except where the signing and execution thereof shall be expressly delegated by the board of directors to some other officer or agent of the corporation.

(c)   **President**. In the absence or disability of the CEO or if the office of CEO is vacant, the president shall be the chief executive officer of the corporation and shall, subject to the direction of the board of directors, have general and active management, supervision and control of the business and all operations of the corporation and, in the absence of the chairman, shall preside at all meetings of the stockholders and the board of directors. The President shall perform other duties commonly incident to the office (including, in the absence or disability of the CEO or if the office of CEO is vacant, the duties of the CEO set forth above) and shall also perform such other duties and have such other powers as the board of directors or CEO may from time to time prescribe.

(d)   **Chief Financial Officer**. The chief financial officer shall keep or cause to be kept the books of account of the corporation in a thorough and proper manner and shall render statements of the financial affairs of the corporation in such form and as often as required by the board of directors or the CEO. The chief financial officer shall perform other duties commonly incident to his or her office and shall also perform such other duties and have such other powers as the board of directors or CEO may from time to time prescribe.

(e)   **Vice presidents**. In the absence of the CEO or in the event of the CEO's inability or refusal to act, the vice president (or in the event there be more than one vice president, the vice presidents in the order designated, or in the absence of any designation, then in the order of their election) shall perform the duties of the CEO, and when so acting, shall have all the powers of and be subject to all the restrictions upon the CEO. The vice presidents shall perform such other duties and have such other powers as the board of directors or CEO may from time to time prescribe.

(f) **Secretary**. Unless otherwise determined by the board of directors, the secretary shall attend all meetings of the board of directors and all meetings of the stockholders and record all the proceedings of the meetings of the stockholders and of the board of directors in a book to be kept for that purpose and shall perform like duties for the standing committees when required. The secretary shall give, or cause to be given, notice of all meetings of the stockholders and special meetings of the board of directors, and shall perform such other duties as may be prescribed by the board of directors or CEO, under whose supervision the secretary shall be. The secretary shall have custody of the corporate seal of the corporation and the secretary, or an assistant secretary, shall have authority to affix the same to any instrument requiring it and when so affixed, it may be attested by the secretary's signature or by the signature of such assistant secretary. The board of directors may give general authority to any other officer to affix the seal of the corporation and to attest the affixing by such officer's signature.

(g) **Assistant Secretaries**. The assistant secretary, or if there be more than one, the assistant secretaries in the order determined by the board of directors (or if there be no such determination, then in the order of their election), shall, in the absence of the secretary or in the event of the secretary's inability or refusal to act, perform the duties and exercise the powers of the secretary and shall perform such other duties and have such other powers as the board of directors or CEO may from time to time prescribe.

(h) **Treasurer**. The treasurer shall have the custody of the corporate funds and securities and shall keep full and accurate accounts of receipts and disbursements in books belonging to the corporation and shall deposit all moneys and other valuable effects in the name and to the credit of the corporation in such depositories as may be designated by the board of directors or CEO.

(i) **Assistant Treasurers**. The assistant treasurer, or if there shall be more than one, the assistant treasurers in the order determined by the board of directors (or if there be no such determination, then in the order of their election), shall, in the absence of the treasurer or in the event of the treasurer's inability or refusal to act, perform the duties and exercise the powers of the treasurer and shall perform such other duties and have such other powers as the board of directors or CEO may from time to time prescribe.

ARTICLE 6.
CERTIFICATES OF STOCK

Section 6.1 Certificates. Shares of stock in the corporation may be certificated or uncertificated. If certificated, each holder of stock in the corporation shall be entitled to have a certificate, signed by, or in the name of the corporation by, the CEO or a vice president, and by the treasurer or an assistant treasurer or the secretary or an assistant secretary of the corporation, certifying the number of shares owned by such holder of stock in the corporation. Certificates may be issued for partly paid shares and in such case upon the face or back of the certificates issued to represent any such partly paid shares, the total amount of the consideration to be paid therefor and the amount paid thereon shall be stated. In case any officer, transfer agent or registrar who has signed a certificate shall have ceased to be such officer, transfer agent or registrar before such certificate is issued, it may be issued by the corporation with the same effect as if such person were such officer, transfer agent or registrar at the date of issue.

Section 6.2 **Lost, Stolen or Destroyed Certificates**. A new certificate or certificates shall be issued in place of any certificate or certificates theretofore issued by the corporation alleged to have been lost, stolen, or destroyed, upon the making of an affidavit of that fact by the person claiming the certificate of stock to be lost, stolen, or destroyed. The corporation may require, as a condition precedent to the issuance of a new certificate or certificates, the owner of such lost, stolen, or destroyed certificate or certificates, or the owner's legal representative, to agree to indemnify the corporation in such manner as it shall require or to give the corporation a surety bond in such form and amount as it may direct as indemnity against any claim that may be made against the corporation with respect to the certificate alleged to have been lost, stolen, or destroyed.

Section 6.3 **Transfer of Stock**. Transfers of record of shares of stock of the corporation shall be made only upon its books by the holders thereof, in person or by attorney duly authorized, and, if certificated, upon the surrender of a certificate or certificates for a like number of shares, properly endorsed.

Section 6.4 **Record Date.**

(a) In order that the corporation may determine the stockholders entitled to notice of or to vote at any meeting of stockholders or any adjournment thereof, the board of directors may fix a record date, which record date shall not precede the date upon which the resolution fixing the record date is adopted by the board of directors, and which record date shall not be more than sixty (60) nor less than ten (10) days before the date of such meeting. If no record date is fixed by the board of directors, the record date for determining stockholders entitled to notice of or to vote at a meeting of stockholders shall be at the close of business on the day next preceding the day on which notice is given, or, if notice is waived, at the close of business on the day next preceding the day on which the meeting is held. A determination of stockholders of record entitled to notice of or to vote at a meeting of stockholders shall apply to any adjournment of the meeting; provided, however, that the board of directors may fix a new record date for the adjourned meeting.

(b) In order that the corporation may determine the stockholders entitled to consent to corporate action in writing without a meeting, the board of directors may fix a record date, which record date shall not precede the date upon which the resolution fixing the record date is adopted by the board of directors, and which date shall not be more than ten (10) days after the date upon which the resolution fixing the record date is adopted by the board of directors. If no record date has been fixed by the board of directors, the record date for determining stockholders entitled to consent to corporate action in writing without a meeting, when no prior action by the board of directors is required, shall be the first date on which a signed written consent setting forth the action taken or proposed to be taken is delivered to the corporation in the manner provided by Section 2.12(a) hereof. If no record date has been fixed by the board of directors and prior action by the board of directors is required, the record date for determining stockholders entitled to consent to corporate action in writing without a meeting shall be at the close of business on the day on which the board of directors adopts the resolution taking such prior action.

(c)   In order that the corporation may determine the stockholders entitled to receive payment of any dividend or other distribution or allotment of any rights or the stockholders entitled to exercise any rights in respect of any change, conversion or exchange of stock, or for the purpose of any other lawful action, the board of directors may fix a record date, which record date shall not precede the date upon which the resolution fixing the record date is adopted, and which record date shall be not more than sixty (60) days prior to such action. If no record date is fixed, the record date for determining stockholders for any such purpose shall be at the close of business on the day on which the board of directors adopts the resolution relating thereto.

Section 6.5   Registered Stockholders. The corporation shall be entitled to recognize the exclusive right of a person registered on its books as the owner of shares to receive dividends, and to vote as such owner, and to hold liable for calls and assessments a person registered on its books as the owner of shares, and shall not be bound to recognize any equitable or other claim to or interest in such share or shares on the part of any other person, whether or not it shall have express or other notice thereof, except as otherwise provided by the laws of the State of Delaware.

ARTICLE 7.
INDEMNIFICATION

Section 7.1   Indemnification. To the extent not prohibited by law, the corporation shall indemnify any person who is or was made, or threatened to be made, a party to any threatened, pending or completed action, suit or proceeding (a "Proceeding"), whether civil, criminal, administrative or investigative, including, without limitation, an action by or in the right of the corporation to procure a judgment in its favor, by reason of the fact that such person, or a person of whom such person is the legal representative, is or was a director or officer of the corporation, or, at the request of the corporation, is or was serving as a director or officer of any other corporation or in a capacity with comparable authority or responsibilities for any limited liability company, partnership, joint venture, trust, employee benefit plan or other enterprise (an "Other Entity"), against judgments, fines, penalties, excise taxes, amounts paid in settlement and costs, charges and expenses (including attorneys' fees, disbursements and other charges). Persons who are not directors or officers of the corporation (or otherwise entitled to indemnification pursuant to the preceding sentence) may be similarly indemnified in respect of service to the corporation or to an Other Entity at the request of the corporation to the extent the board of directors at any time specifies that such persons are entitled to the benefits of this Article 7. The indemnification and advancement of expenses pursuant to this Article 7 shall be in addition to, and not exclusive of, any other right that the person seeking indemnification may have under these bylaws, the certificate of incorporation, any separate contract or agreement or applicable law.

Section 7.2   Advancement of Expenses. The corporation shall, from time to time, reimburse or advance to any director or officer or other person entitled to indemnification hereunder the funds necessary for payment of expenses, including attorneys' fees and disbursements, incurred in connection with any Proceeding, in advance of the final disposition of such Proceeding; provided, however, that, if required by the law of the State of Delaware or by the board of directors, such expenses incurred by or on behalf of any director or officer or other person may be paid in advance of the final disposition of a Proceeding only upon receipt by the corporation of an undertaking, by or on behalf of such director or officer (or other person indemnified hereunder), to repay any such amount so advanced if a court of competent jurisdiction determines that such director, officer or other person is not entitled to be indemnified for such expenses.

Section 7.3 **Insurance**. The corporation may purchase and maintain insurance on behalf of any person who is or was a director or officer of the corporation, and may purchase and maintain insurance on behalf of any person who is or was an employee or agent of the corporation, or any person who is or was serving at the request of the corporation as a director, officer, employee, or agent of an Other Entity, against any liability asserted against such person and incurred by such person in any such capacity, or arising out of such person's status as such, whether or not the corporation would have the power to indemnify such person against such liability under applicable law.

Section 7.4 **Binding Effect**. The provisions of this Article 7 shall be a contract between the corporation, on the one hand, and each director and officer who serves in such capacity at any time while this Article 7 is in effect and any other person entitled to indemnification hereunder, on the other hand, pursuant to which the corporation and each such director, officer or other person intend to be, and shall be, legally bound. No repeal or modification of this Article 7 shall affect any rights or obligations with respect to any state of facts then or theretofore existing or thereafter arising or any proceeding theretofore or thereafter brought or threatened based in whole or in part upon any such state of facts. If this Article 7 or any portion hereof shall be invalidated on any ground by any court of competent jurisdiction, then the corporation shall nevertheless indemnify each director, officer, employee and agent, as applicable, to the full extent not prohibited by any applicable portion of these bylaws that shall not have been invalidated, or by any other applicable law. If this Article 7 shall be invalid due to the application of the indemnification provisions of another jurisdiction, then the corporation shall indemnify each director, officer, employee and agent, as applicable, to the full extent permitted under applicable law.

Section 7.5 **Procedural Rights**. The rights to indemnification and reimbursement or advancement of expenses provided by, or granted pursuant to, this Article 7 shall be enforceable by any person entitled to such indemnification or reimbursement or advancement of expenses in any court of competent jurisdiction. The burden of proving that such indemnification or reimbursement or advancement of expenses is not appropriate shall be on the corporation. Neither the failure of the corporation (including its board of directors, its independent legal counsel and its stockholders) to have made a determination prior to the commencement of such action that such indemnification or reimbursement or advancement of expenses is proper in the circumstances nor an actual determination by the corporation (including its board of directors, its independent legal counsel and its stockholders) that such person is not entitled to such indemnification or reimbursement or advancement of expenses shall constitute a defense to the action or create a presumption that such person is not so entitled. Such a person shall also be indemnified for any expenses incurred in connection with successfully establishing his or her right to such indemnification or reimbursement or advancement of expenses, in whole or in part, in any such proceeding.

Section 7.6 **Survival of Right**. Any right to indemnification or advancement of expenses provided by or granted pursuant to this Article 7 shall continue as to a person who has ceased to be a director, officer, employee or agent and shall inure to the benefit of the heirs, executors, administrators and personal representatives of such a person.

ARTICLE 8.
GENERAL PROVISIONS

Section 8.1 **Dividends.** Dividends upon the capital stock of the corporation, subject to the provisions of the certificate of incorporation, if any, may be declared by the board of directors at any regular or special meeting. Dividends may be paid in cash, property or shares of capital stock, subject to the provisions of the certificate of incorporation.

Section 8.2 **Reserves**. Before payment of any dividend, there may be set aside out of any funds of the corporation available for dividends such sum or sums as the directors from time to time, in their absolute discretion, think proper as a reserve or reserves to meet contingencies, or for equalizing dividends, or for repairing or maintaining any property of the corporation, or for such other purpose as the directors shall think conducive to the interests of the corporation, and the directors may modify or abolish any such reserve in the manner in which it was created.

Section 8.3 **Checks**. All checks or demands for money and notes of the corporation shall be signed by such officer or officers or such other person or persons as the board of directors may from time to time designate.

Section 8.4 **Fiscal Year**. The fiscal year of the corporation shall be fixed by resolution of the board of directors.

Section 8.5 **Seal**. The corporate seal, if any, shall have inscribed thereon the name of the corporation and the words "Corporate Seal" and "Delaware." The seal may be used by causing it or a facsimile thereof to be impressed or affixed or reproduced or otherwise.

Section 8.6 **Contracts**. The board of directors may authorize any officer, agent or employee to enter into any contract, instrument or agreement on behalf of the corporation, and the authority granted may be general or confined to specific instances. Except as provided in this section or as authorized by the board of directors, no officer, agent, or employee, other than the CEO, any vice president, the secretary or the treasurer, shall have any power or authority to bind the corporation by any contract, instrument or agreement, to pledge its credit, or to render it liable, for any purpose or any amount.

Section 8.7   **Voting of Corporation's Securities**.   Unless otherwise ordered by the board of directors, the CEO or any vice president, or, such other officer as may be designated by the board of directors to act in the absence of the CEO or any vice president, shall have full power and authority on behalf of the corporation to attend and to act and to vote, and to execute a proxy or proxies empowering others to attend and to act and to vote, at any meetings of security holders of any corporation in which the corporation may hold securities, and at such meetings the CEO, or such other officer of the corporation, or such proxy shall possess and may exercise any and all rights and powers incident to the ownership of such securities, and which as the owner thereof the corporation might have possessed and exercised, if present. The secretary or any assistant secretary may affix the corporate seal to any such proxy or proxies so executed by the CEO, or such other officer, and attest the same. The board of directors by resolution from time to time may confer like powers upon any other person or persons.

ARTICLE 9.
AMENDMENT

Section 9.1   **Procedure**.   These bylaws may be altered, amended or repealed or new bylaws may be adopted by the stockholders or by the board of directors taking action in accordance with these bylaws.

As adopted August 11, 2017